NETSPEND HOLDINGS, INC.

701 Brazos Street, Suite 1300

Austin, Texas 78701-2582

October 18, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Kathryn McHale

Re:                               Request for Acceleration of Effectiveness of

Registration Statement on Form S-1 (Registration No. 333-168127) of

NetSpend Holdings, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective on Monday, October 18, 2010, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with making this request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NETSPEND HOLDINGS, INC.

By:	/s/ Christopher T. Brown
Christopher T. Brown
General Counsel and Secretary